November 26,
2019

Grant Johnson
Chief Executive Officer
Esports Entertainment Group, Inc.
170 Pater House, Psaila Street
Birkirkara, Malta, BKR 9077

       Re: Esports Entertainment Group, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed October 30, 2019
           File No. 333-231167

Dear Mr. Johnson:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 29, 2019 letter.

Amended Form S-1 filed October 30, 2019

Business, page 44

1. We note your response to our prior comment 5. Please tell us why your discussion uses the state law doctrines of the Dominant Factor Test and Material Element Test in your discussion of the UIEGA, which is a federal statute. If courts have used these state law tests to interpret this federal statute please advise. If these tests are not applicable to the interpretation of the UIEGA please revise your discussion.
Exhibits

2. We note your response to our prior comment 7. Your response in regard to your 2014 and
       2017 consulting agreements was unclear. Please file these agreements as exhibits or tell
 Grant Johnson
Esports Entertainment Group, Inc.
November 26, 2019
Page 2
         us why this is not required pursuant to Item 601(b)(10) of Regulation S-K.
General

3. We note your response to our prior comment 8. Prior to circulating a preliminary prospectus, please revise to disclose the number of units or warrants to cover over allotments. Also revise the first sentence of your Use of Proceeds discussion to disclose the estimated net offering proceeds. Additionally provide the remainder of the information in your Dilution table based on estimates and available information.
       Please contact John Dana Brown at 202-551-3859 or Justin Dobbie at 202-551-3469 with any questions.



FirstName LastNameGrant Johnson                               Sincerely,
Comapany NameEsports Entertainment Group, Inc.
                                                              Division of
Corporation Finance
November 26, 2019 Page 2                                      Office of Trade &
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FirstName LastName